FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending March 24, 2003

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: March 24, 2003                                            By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

21 March 2003

GlaxoSmithKline PLC

                             GSK Share Re-Purchases

GlaxoSmithKline plc announces that today, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 May 2002, it purchased for cancellation 837,000 of its ordinary shares at a price of 1193.8224p per share.

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


21 March 2003          The Administrators of the SmithKline Beecham Employee
                       Benefit Trust ("the  Trust") notified the Company on 24
                       March 2003 that 11,023 Ordinary shares had been transferred from the Trust to participants of the SmithKline Beecham 1991 Share Option Plan.

                       The Administrators of the SmithKline Beecham
                       Employee Benefit Trust, ("the Trust") notified the Company on 24 March 2003 that 485 Ordinary shares had been transferred from the Trust to a participant in the UK Bonus Investment Plan.


The Trust is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and John Coombe are therefore interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary
24 March 2003